THRIVENT MUTUAL FUNDS

THRIVENT SERIES FUND, INC.

625 FOURTH AVENUE SOUTH

MINNEAPOLIS, MINNESOTA 55415

May 20, 2019

VIA EDGAR CORRESPONDENCE

Sonny Oh

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thrivent Mutual Funds and Thrivent Series Fund, Inc. Schedule 14As

File Nos. 33-12911 and 33-3677

Mr. Oh:

Thank you for taking the time on May 13, 2019, to provide your comments on the Schedule 14A proxy statements of Thrivent Mutual Funds (“TMF”) and Thrivent Series Fund, Inc. (“TSF” and together with TMF, the “Registrants”) filed on April 26, 2019 for the reclassification of Thrivent Large Cap Growth Fund and Thrivent Large Cap Growth Portfolio (each a “Fund”) from “diversified” to “non-diversified” within the meaning of the Investment Company Act of 1940. As the Schedule 14As for the Registrants are similar, you provided comments that apply to both Schedule 14As. Any defined terms used in this letter that are not defined herein have the definitions given to them in the Schedule 14As. The following is a description of the comments raised by you, along with a description of the Registrant’s response to each comment. Marked versions of the Schedule 14As showing our changes in response to your comments are enclosed herewith.

1.	Please be consistent in referencing the Meeting as including any postponements or adjournments.

The Registrants have made the requested disclosure change.

2.	For TSF, in the cover letter and in “Notice of Special Meeting of Shareholders” please add disclosure to explain why contractholders and shareholders are receiving the notice.

The Registrant has added the requested disclosure.

3.

For TSF, in the second answer under “Important Information on the Proposal,” please add disclosure to explain whether references to variable contracts include variable annuity contracts and variable life insurance contracts.

The Registrant has added the requested disclosure.

4.	In the second answer under “Important Information on the Proposal,” please add disclosure to explain how shares will be voted for a proxy card that is timely returned with no voting instructions.

The Registrants have added the requested disclosure.

5.	Please be consistent in referencing procedures for proxies revoked by voting later by Internet or telephone.

The Registrants have added the requested disclosure.

6.	For TSF, in the Proxy Statement, please add disclosure to clarify where on the Thrivent.com website organizational documents of the Registrant may be found.

The Registrant has added the requested disclosure.

7.

In the Proxy Statement, under “Expenses of the Meeting,” please revise the disclosure to reference expenses of the proxy and include a breakdown of the impact of such expenses on the net asset value of the Portfolio or Fund, as applicable.

The Registrants have made the requested disclosure change.

8.	Under “Proposal,” please provide a side-by-side description of the current and proposed new fundamental investment restriction.

The Proposal is simply to remove the current fundamental restriction rather than to replace it with a new fundamental investment restriction. Nonetheless, the Registrants have revised the disclosure to show this in a side-by-side format.

9.	Under “Proposal,” please add disclosure regarding how the Proposal was determined, details of any Board approval, and any adverse factors that were considered.

The Registrants have added the requested disclosure.

10.	Under “Additional Information About the Portfolio / Fund – Shareholder Information,” please provide the total number of shares outstanding and the number of possible votes for the Portfolio / Fund.

The Registrants have added the requested disclosure.

11.

Under “Additional Information About the Portfolio / Fund – Shareholder Information,” please add disclosure clarifying references to principal holders and control persons. Please also add disclosure regarding control persons in TMF and explain the impact a control person may have on the outcome of a shareholder vote.

The Registrants have added the requested disclosure.

12.	For TSF, under “Additional Information About the Portfolio – The Separate Accounts and the Retirement Plans,” please add disclosure regarding separate accounts established by Thrivent Life.

The Registrant has added the requested disclosure.

13.	Under “Voting and Shareholder Meeting Information” please add disclosure to clarify the meaning the term “majority” as used under the subheadings “General” and “Quorum.”

The Registrants have added the requested disclosure.

14.	For TMF, under “Voting and Shareholder Meeting Information –Proxies” please add disclosure regarding procedures for voting instructions that are not timely received.

The Registrant has added the requested disclosure.

15.

Under “Voting and Shareholder Meeting Information – Solicitation of Proxies” please add disclosure regarding the cost of any proxy solicitation in actual dollar amount and impact on the net asset value of the Portfolio or Fund, as applicable.

The Registrants have added the requested disclosure.

16.	For TMF, on the proxy card, please bold or highlight the language regarding voting proxies as instructed and proxies for which no specification is made.

The Registrant has added the requested disclosure.

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If you have any additional comments or questions, please feel free to contact me at (612) 844-7190.

Sincerely,

/s/ John D. Jackson

John D. Jackson

Assistant Secretary